Please Reply to: Joseph Sierchio

Telephone: (212) 246-3030

E-mail: jsierchio@usandseclaw.com

August 16, 2012

Via EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	New Energy Technologies, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed June 21, 2012

File No. 333-182253

Dear Ms. Long,

We serve as corporate counsel to the Company and have been requested to respond to the comment letter the Company received from the U.S. Securities and Exchange Commission (the “Commission”) dated July 18, 2012, regarding the Registration Statement.

Comment 1. Please include interim financial statements for the period ended May 31, 2012. Please similarly update your financial information throughout the filing.

The Company has filed a pre-effective amendment to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) in which interim financial statements for the period ended May 31, 2012, are included. Additionally, the Company has updated its financial information throughout the filing.

Comment 2. Please note that we may have comments on the legal opinion once it is filed. Please understand that we will need adequate time to review it.

The Amended Registration Statement includes a legal opinion regarding the securities being registered pursuant to the Registration Statement. The legal opinion is consistent with those we have previously filed on behalf of clients registering securities, but the Company understands that the Commission reserves the right to review the Registration Statement and all amendments and exhibits thereto.

Comment 3. Please file as an exhibit to your registration statement and post on your corporate website Interactive Data Files pursuant to Rule 405 of Regulation S-T, when the registration statement contains price information and before effectiveness.

The Amended Registration Statement, which contains price information, includes Interactive Data Files as an exhibit thereto. Additionally, the Company will post such information on its corporate website.

430 Park Avenue, Suite 702, New York, New York, 10022

Tel: 212-246-3030 ● Fax: 212-246-3039

Comment 4. Please revise the fee table to include the Series H Stock Purchase Warrants.

The Company has chosen to register only shares of its common stock and will not be registering any Series H Stock Purchase Warrants (the “Series H Warrants”). The fee table in the Amended Registration Statement has been revised to reflect this change.

Comment 5. Please revise footnote 2 to state the provision of Rule 457 of the Securities Act of 1933 that you are relying upon for the basis of the calculation.

The fee table in the Amended Registration Statement has been revised to include the provision of Rule 457 of the Securities Act of 1933, as amended, that the Company is relying on.

Comment 6. Please note that we may have comments on missing information such as the number of Series H Stock Purchase Warrants, and price per unit. Please confirm that this information will be included in a pre-effective amendment to your registration statement.

As noted in Comment 4, the Company has chosen not to register the Series H Warrants at this time.

Comment 7. Please revise your registration statement to include a description of the units and Series H Stock Purchase Warrants.

As noted in Comment 4, the Company has chosen not to register the Series H Warrants at this time.

The Company has advised us that they acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph Sierchio

Cc:	John Conklin